Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Thirteen Week Period Ended
	2009	2008	2007	2006	2005	Jan. 2, 2010	Dec. 27, 2008
Earnings:
Total earnings	$162,902	$133,126	$88,645	$25,117	$34,687	$30,758	$39,599
Income tax provision	88,100	73,476	53,426	16,318	22,627	17,180	21,307

Pre Tax Earnings	251,002	206,602	142,071	41,435	57,314	47,938	60,906
Fixed charges:
Interest charges	84,398	92,677	91,767	76,732	80,266	28,515	21,982
Interest factor of operating rents (1)	1,095	1,052	931	698	635	317	257

Total fixed charges	85,493	93,729	92,698	77,430	80,901	28,832	22,239

Earnings as adjusted	$336,495	$300,331	$234,769	$118,865	$138,215	$76,770	$83,145

Ratio of earnings to fixed charges	3.9	3.2	2.5	1.5	1.7	2.7	3.7

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion of rental expense that management believes is representative of the interest component of rental expense.